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                                                                    EXHIBIT 99.2

                  [LETTERHEAD OF COMMERCIAL INTERTECH CORP.]


                                        July 12, 1996


Dear Fellow Commercial Intertech Employee:

By now you probably know that yesterday afternoon, United Dominion decided to launch a tender offer to take over our Company.

We were surprised and disappointed that they proceeded in this precipitous way. In fact, the Chairman and CEO of United Dominion had initiated a telephone call to me Wednesday. He asked that we keep the lines of communication open. The commencement of his tender offer, only hours later, is in sharp contrast to this professed desire and tells you something about the attitude of their management.

Late yesterday, Commercial Intertech's Board met and voted unanimously to recommend that shareholders reject United Dominion's offer. The Board determined that United Dominion's offer is inadequate and not in the best interests of the Company and its constituencies, including you, our employees.

The Board firmly believes that the interests of Commercial Intertech and all its constituencies would best be served by continuing on our strategic course as an independent public company. The Board also approved a plan to spin-off 100% of Cuno to our shareholders, and repurchase some of our shares. Together these initiatives are designed to enhance shareholder value, both in the near and long term. We believe this program offers significantly better value for our shareholders than does the United Dominion offer.

Cuno has achieved strong improvements in its operating performance and profitability in recent years and is poised to capitalize upon its status as one of the world's leading filtration companies. Following the spin-off, which is subject to customary conditions, Cuno will be led by a senior management team, of which Mark Kachur will be President, Michael Croft will be Senior Vice President, and I will be Chairman. Cuno will be headquartered in Meriden, Connecticut. Following the spin-off, shareholders of Commercial Intertech will hold shares in both Commercial Intertech and Cuno.
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We are very optimistic about the continued strong financial improvement of
Commercial Intertech, including Cuno. Thanks to your hard work and dedication, we achieved record results in our 1995 fiscal year, as well as the third straight year of improvement in our performance. We believe the steps we are announcing today, combined with the continued implementation of our long-term strategic plan, will best enhance the value of our Company -- for you and our shareholders.

None of our directors and officers intend to sell shares in connection with the repurchase program, nor to tender to the United Dominion offer.

We are keenly aware of what this threatened takeover can mean for you and the communities in which we operate. For example, Commercial Intertech is the largest remaining public company headquartered in Youngstown. We are concerned with United Dominion's past treatment of the employees of the companies it has acquired.

Thank you for your dedication and diligent efforts. As always, remember that our customers depend upon us. We must continue to serve them as usual with the commitment and energy they have come to expect.

Your support and help are critical in our efforts to remain independent, which we believe is the best path to take to protect and enhance the value of your company.

I will keep you posted as things progress.


Sincerely,

/s/ Paul J. Powers